                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)



                    LIBERTY SATELLITE & TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Series A Common Stock, $1.00 par value
                    Series B Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                        Series A Common Stock 531182103
                        Series B Common Stock 531182202
        ---------------------------------------------------------------
                                (CUSIP Numbers)


                              Dr. John C. Malone
                         c/o Liberty Media Corporation
         9197 South Peoria Street, Englewood, CO 80112 (720-875-5400)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                               October 27, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock 531182103
CUSIP No. Series B Common Stock 531182102

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS S.S OR
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Dr. John C. Malone
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            370,014 Shares of Series A*
                          117,300 Shares of Series B**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             370,014 Shares of Series A*
                          117,300 Shares of Series B**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      370,014 Shares of Series A*
      117,300 Shares of Series B**
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]**
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
              Series A Common Stock:0.6%
              Series B Common Stock:1.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

*Includes options for 250,000 shares, but does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock.

**Includes 117,300 shares of Series B Common Stock beneficially owned by Dr. Malone's spouse; Dr. Malone disclaims any beneficial ownership of these shares.

***Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to 10 votes per share. Accordingly, when these series of stock are aggregated, the Reporting Person may be deemed to beneficially own approximately 1.1% of the total voting power of the issuer's Common Stock.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                                 Statement of

                              DR. JOHN C. MALONE

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                    LIBERTY SATELLITE & TECHNOLOGY, INC.
                         (Commission File No. 0-21317)

ITEM 1.  Security and Issuer
         -------------------

     Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D the "Statement"), with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and the Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A Stock, the "Common Stock"), of Liberty Satellite and Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7600 East Orchard Road, Suite 330 South, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     Paragraphs (a) and (b) of Item 5 of the Statement are hereby amended and supplemented by adding the following:

     As of October 27, 2000, Dr. Malone beneficially owns (without giving effect to the conversion of Series B Stock for Series A Stock) 370,014 shares of Series A Stock, which includes options for 250,000 shares and represents 0.6% of the outstanding shares of Series A Stock. Dr. Malone's wife beneficially owns 117,300 shares of Series B Stock, which represent 1.5% of the outstanding shares of Series B Stock; Dr. Malone disclaims any beneficial ownership of these shares. The Series A Stock is entitled to one vote per share and the Series B Stock is entitled to ten votes per share. Accordingly, when these series of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 1.1% of the total voting power of the Common Stock.

     Paragraph (c) of Item (5) of the Statement is hereby amended and supplemented by adding the following:

     Dr. Malone contributed 539,831 shares of Series A Stock and 3,322,658 shares of Series B Stock to TP Investment, Inc., of which Dr. Malone is the sole shareholder. As of October 27, 2000, TP Investment, Inc. contributed all of these shares to Liberty TP Management, Inc. in exchange for 2,390 shares of nonvoting preferred stock of Liberty TP Management, Inc. having an estimated market value of $23.9 million.

     Item (5) of the Statement is hereby amended and supplemented by adding the following:

     (e) As of October 27, 2000 Dr. Malone ceased to be the beneficial owner of more than five percent of any class of the Issuer's securities.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Statement is true, complete and correct.


November 6, 2000                                        /s/ Dr. John C. Malone
                                                            ------------------
                                                            Dr. John C. Malone